UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the registrant: Barrett Business Services Inc.
2.	Name of persons relying on exemption: Wayne King
3.	Address of persons relying on exemption:
C/O Evan Stone and Christopher J. Babcock, Foley & Lardner LLP 2021 McKinney Avenue, Suite 1600 Dallas, TX 75201
4.	Written material:

PLEASE NOTE:

(Written Material follows on next page)

Anthony Meeker, Chairman

Thomas J. Carley, Director

Thomas B. Cusick, Director

Diane L. Dewbrey, Director

Michael L. Elich, Director

James B. Hicks, Ph.D., Director

Jon L. Justesen, Director

Vincent P. Price, Director

Barrett Business Services

810 NE Parkway Drive, Suite 200

Vancouver, Washington 98662

January 27, 2020

Ladies and Gentlemen,

I am writing to express my concerns with the letter dated January 15, 2020, where the Chairman indicated that the Board would put a proxy access bylaw up for shareholder vote at the 2020 annual meeting.

The shareholders have already spoken. In the face of board opposition, they voted and approved a market standard 3-year/3% proxy access bylaw at the 2019 annual meeting. Another vote in 2020 isn’t necessary. Shareholders should be enjoying the benefits of proxy access today. But instead of promptly responding after the 2019 meeting, the board has employed a slow-walk process that may delay additional choice in director nominations for years.

For shareholders who rightfully expected access to our company’s ballot for 2020, there will be none. Director choice will once again be limited to hand-picked choices from a board marked by (1) excessive director tenure, (2) low independent director share ownership & open market purchases, and (3) an apparent lack of interest in engaging and communicating with their own shareholders. (It’s noteworthy that the board has never taken the opportunity to write an annual letter to its own shareholders.)

Shareholders won’t be fooled by the board’s “do-over” vote, and should continue to demand what they deserve: a board responsive to the shareholders call for a meaningful voice in director elections.

I wish to express my hope that, notwithstanding its delay, the Company’s proposed proxy access bylaws will be consistent with the 3-year/3% shareholder/greater of 2 or 20% shareholder mandate and established market practice. Shareholders will be watching for any “off-market” provisions, and any attempt to engineer terms away from those already approved by shareholders.

Sincerely,

Wayne King

BBSI shareholder

wayne.king.908@gmail.com